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13015115

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8-68476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Management Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Congress Street
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri 617-760-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4

Em
3/4/13

I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Management Advisers, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene Ferri
Signature

Treasurer
Title

Roy P. Rossi
Notary Public

ROY P. ROSSI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 6, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Cash Flows
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellington Management Advisers, Inc.
Index to Statement of Financial Condition
December 31, 2012

Page(s)

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
Wellington Management Advisers, Inc:

We have audited the accompanying statement of financial condition of Wellington Management Advisers, Inc. ("the Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wellington Management Advisers, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 21, 2013

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2012
Assets	
Current assets:	
Cash and cash equivalents	$ 2,310,039
Receivables from parent	123,077
Other current assets	7,500
Total current assets	2,440,616
Fixed assets, net of accumulated depreciation	7,844
Total assets	$ 2,448,460
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 7,830
Accrued income taxes payable	32,652
Total liabilities	40,482
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	407,978
Total shareholder's equity	2,407,978
Total liabilities and shareholder's equity	$ 2,448,460

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Wellington Management Advisers, Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Company, LLP ("WMC"), an investment advisor registered with the United States Securities and Exchange Commission ("SEC"). WMC provides investment management and investment advisory services primarily to institutions around the world. WMA was approved to commence operations as a broker-dealer, effective August 6, 2010, pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. WMA is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. WMA has a limited scope of business acting primarily as an introducing broker-dealer to offer interests in private funds sponsored by WMC or its affiliates ("Wellington Management Private Funds").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Events or transactions occurring after the period end date through the date the financial statements were issued, February 21, 2013, have been evaluated in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held with banks and are stated at cost, which approximates fair value. These amounts are not covered by federal insurance.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value
The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from parent, accounts payable and accrued liabilities.

Credit Risk
WMA maintains non-interest bearing cash and cash equivalent accounts at financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by contracting with financial institutions with high credit standings.

3. Fixed Assets

Fixed Assets at December 31, 2012 consist of:

Equipment	$	47,064
Less - accumulated depreciation		(39,220)
	$	7,844

4. Related Party Transactions-Services Agreement

Under the Inter-Company Services Agreement ("Services Agreement"), WMA provides services to WMC primarily by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in the Wellington Management Private Funds. In consideration of such services, WMC pays WMA a Service Agreement Fee in an amount equal to one hundred and five percent (105%) of WMA's operating expenses.

As part of the Services Agreement, WMC agrees to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services.

WMA has a receivable from WMC under the Services Agreement of $123,077 at December 31, 2012. Under the terms of the Services Agreement, the Right of Offset exists between WMA and WMC and effectively allows for the offsetting of receivables and payables between WMA and WMC. Therefore, only a net receivable or payable related to the activity under this agreement is recorded on WMA's Statement of Financial Condition.

5. Shareholder's Equity

WMC made an initial capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital in 2010. No capital contributions were made in 2012.

6. Net Capital Requirements

WMA is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital be no more than 15 to 1.

As of December 31, 2012, WMA had net capital for this purpose of $2,269,557 which was $2,264,557 in excess of its minimum net capital requirement of $5,000. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was .02 to 1, or 2%, at December 31, 2012.

7. Exemption from Rule 15c3-3

WMA does not carry customer accounts or otherwise hold customer funds. Accordingly, WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof.

8. Contingencies

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, WMA is subject to regulation by the SEC, FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators. To date, there are no significant financial contingencies resulting from any regulatory reviews or inquiries.

Wellington Management Advisers, Inc.

(A wholly-owned subsidiary of Wellington Management Company, LLP)
Statement of Financial Condition
December 31, 2012

pwc

Wellington Management Advisers, Inc.

(A wholly-owned subsidiary of Wellington Management Company, LLP)
Statement of Financial Condition
December 31, 2012